UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

LOGILITY, INC.

(Name of Issuer)

LOGILITY, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

Logility, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, GA 30305

(404) 264-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Lizanne Thomas

Jones Day

1420 Peachtree Street, N.E.

Suite 800

Atlanta, GA 30309

(404) 581-8411

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☑ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$13,945,897	$ 779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$779
Form or Registration No.:	Schedule TO (File No. 005-53013)
Filing Party:	American Software, Inc. and Logility, Inc.
Date Filed:	May 22, 2009

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This Rule 13E-3 Transaction Statement (this “Statement”) relates to the offer (the “Offer”) by American Software, Inc., a Georgia corporation (“American Software”) to purchase up to all the outstanding shares of common stock (the “Shares”), no par value, of Logility, Inc., a Georgia corporation (“Logility” or the “Company”) not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009, (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) under cover of Schedule TO by American Software and Logility on May 22, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009, and as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 22, 2009 (the “Schedule TO”).

The information set forth in each of the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Commission by Logility on May 22, 2009, as amended by Amendment No. 1 filed by Logility with the Commission on June 18, 2009 (as amended or supplemented from time to time, the “Schedule 14D-9”), is incorporated herein by reference to the extent such information is required in response to the items of this Statement.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The information set forth in the section of the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

(b) The information set forth in the section of the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(d) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the section of the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “Schedule B” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) The Company is the person filing this Statement and is the subject company. The information set forth in the sections of the Schedule 14D-9 entitled “Item 1. Subject Company Information,” “Item 2. Identity and Background of Filing Person,” and “Annex A” are incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Logility,” “Tender Offer—Section 8—Certain Information Concerning American Software,” and “Schedule A” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Logility,” “Tender Offer—Section 8—Certain Information Concerning American Software,” and “Schedule A” is incorporated herein by reference.

(c) The information set forth in the section of the Schedule 14D-9 entitled “Annex A” is incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Logility,” “Tender Offer—Section 8—Certain Information Concerning American Software,” and “Schedule A” is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Not applicable.

(d) The information set forth in the section of the Schedule 14D-9 entitled “Item 8. Additional Information—Dissenters’ Rights” is incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors—Dissenters’ Rights; Rule 13e-3” and “Schedule C” is incorporated herein by reference.

(e) The information set forth in the section of the Schedule 14D-9 entitled “Item 8. Additional Information—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f) Not applicable.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)—(b) The information set forth in the sections of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Transaction,” and “Annex A” is incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors—Background of the Offer,” “Special Factors—Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility,” and “Special Factors—Related Party Transactions” is incorporated herein by reference.

(c) The information set forth in the sections of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Annex A” is incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors—Background of the Offer,” “Special Factors—Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility,” and “Special Factors—Related Party Transactions” is incorporated herein by reference.

(e) The information set forth in the sections of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors—Transactions and Arrangements Concerning the Shares” and “Special Factors—Interests of Certain Persons in the Offer” is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the section of the Offer to Purchase entitled “Special Factors—Plans for Logility After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) The information set forth in the sections of the Schedule 14D-9 entitled “Item 2. Identity and Background of Filing Person—Tender Offer,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—American Software’s Plans for Logility; Certain Effects of the Offer,” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Special Factors—Purpose and Structure of the Offer; Our Reasons for the Offer,” “Special Factors—Plans for Logility After the Offer; Certain Effects of the Offer,” “Special Factors—Conduct of Logility’s Business if the Offer is Not Completed,” and “The Tender Offer—Section 10—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

ITEM 7.	Purposes, Alternatives, Reasons and Effects.

(a)—(c) The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Reasons for the Position” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Purpose and Structure of the Offer; Our Reasons for the Offer” is incorporated herein by reference.

(d) The information set forth in the sections of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—American Software’s Plans for Logility; Certain Effects of the Offer” and “Item 8. Additional Information” are incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors—Plans for Logility After the Offer; Certain Effects of the Offer,” “The Tender Offer—Section 5—Certain U.S. Federal Income Tax Considerations,” and “The Tender Offer—Section 10—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulation” is incorporated herein by reference.

ITEM 8.	Fairness of the Transaction.

(a)—(b) The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for the Position,” and “Item 4. The Solicitation or Recommendation—Opinion and Presentation of Financial Advisor to the Special Committee” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Position of American Software Regarding the Fairness of the Offer” is incorporated herein by reference.

(c) The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Reasons for the Position” and “Item 4. The Solicitation or Recommendation—Opinion and Presentation of Financial Advisor to the Special Committee” is incorporated herein by reference.

The Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares not owned by American Software or its affiliates or the directors and executive officers of American Software or Logility (other than directors of Logility who constitute the special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 12—Conditions to the Offer” is incorporated herein by reference.”

(d) The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(e) A majority of the directors of Logility who are not employees of Logility have recommended that the shareholders of Logility accept the Offer and tender their Shares pursuant to the Offer. The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Recommendation” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Position of American Software Regarding the Fairness of the Offer” is incorporated herein by reference.

(f) The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Reasons for the Position” and “Item 4. The Solicitation or Recommendation—Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility” is incorporated herein by reference.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors—Position of American Software Regarding the Fairness of the Offer” and “Special Factors—Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility” is incorporated herein by reference.

ITEM 9.	Reports, Opinions, Appraisals and Negotiations.

(a)—(b) The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Opinion and Presentation of Financial Advisor to the Special Committee,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used,” and “Annex B” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Background of the Offer” is incorporated herein by reference.

(c) The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Opinion and Presentation of Financial Advisor to the Special Committee” and “Annex B” is incorporated herein by reference. The Opinion of VRA Partners, LLC (“VRA”) to the Special Committee of the Board of Directors of Logility dated May 14, 2009 and the written presentations made by VRA to the Special Committee of Logility as set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Opinion and Presentation of Financial Advisor to the Special Committee—VRA Presentations” will be made available for inspection and copying at the principal executive offices of the subject company during its regular business hours by any interested holder of Shares who has been so designated in writing.

ITEM 10.	Source and Amounts of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Tender Offer—Section 9—Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 11—Fees and Expenses” is incorporated herein by reference.

(d) Not applicable.

ITEM 11.	Interest in Securities of the Subject Company.

(a) The information set forth in the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Certain Arrangements between Logility and its Executive Officers, Directors, and Affiliates” is incorporated herein by reference.

The information set forth in the Offer to Purchase entitled “Special Factors—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors—Transactions and Arrangements Concerning the Shares” and “Schedule B” is incorporated herein by reference.

ITEM 12.	The Solicitation or Recommendation.

(d) The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Background of the Offer,” “Special Factors—Position of American Software Regarding the Fairness of the Offer,” and “Special Factors—Security Ownership with Respect to the Majority-of-the-Minority Condition” is incorporated herein by reference.

ITEM 13.	Financial Statements.

(a)(1) The audited consolidated financial statements of Logility as of and for the fiscal years ended April 30, 2007 and April 30, 2008 are incorporated herein by reference to Item 8 to Logility’s Annual Report on Form 10-K for the year ended April 30, 2008.

The information contained in the section of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Logility” is incorporated herein by reference.

(a)(2) The unaudited consolidated financial statements of Logility as of and for the quarter ended January 31, 2009 are incorporated herein by reference to Item 1 to Logility’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.

(a)(3) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Logility” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Logility” is incorporated herein by reference.

(b) Not material.

(c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Logility” is incorporated herein by reference.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 11—Fees and Expenses” is incorporated herein by reference.

(b) The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Section 11—Fees and Expenses” is incorporated herein by reference.

ITEM 15.	Additional Information.

(b) The information set forth in the section of the Schedule 14D-9 entitled “Item 8. Additional Information” is incorporated herein by reference.

ITEM 16.	Exhibits.

The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOGILITY, INC.

By:	/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel and Secretary

Dated: June 22, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company on May 22, 2009 (incorporated by reference)

(a)(2)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company on June 18, 2009 (incorporated by reference)

(a)(3)	Letter dated May 22, 2009 from the Special Committee of Logility to holders of Common Stock of Logility, Inc. (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9)

(a)(4)	Press release dated March 27, 2009 titled Logility Comments on Proposed American Software Tender Offer (incorporated by reference to the Company’s Schedule 14D-9 filed March 27, 2009)

(a)(5)	Press release dated May 22, 2009 titled Special Committee of the Board of Directors of Logility Recommends Shareholders Accept American Software Tender Offer (incorporated by reference to Exhibit (a)(3) of the Schedule 14D-9)

(a)(6)	Offer to Purchase dated May 22, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(7)	Amendment No. 1 to the Schedule TO, file by American Software on June 18, 2009 (incorporated by reference)

(a)(8)	Amendment No. 2 to the Schedule TO, filed by American Software on June 22, 2009 (incorporated by reference)

(a)(9)	Letter of Transmittal dated May 22, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(10)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(11)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(12)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(13)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(14)	Summary Advertisement as published on May 22, 2009 in The New York Times (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)

(a)(15)	Instructions and Notice of Conditional Exercise of Options to Purchase Common Stock of Logility (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO)

(a)(16)	Press release issued by American Software on May 22, 2009 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO)

(a)(17)	Form of Correspondence to Employees of American Software and Logility delivered on May 22, 2009 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO)

(a)(18)	Press release issued by American Software on May 15, 2009 (incorporated by reference to the Schedule TO filed by American Software with the Commission on May 15, 2009)

(a)(19)	Press release issued by American Software on March 18, 2009 (incorporated by reference to the Schedule TO filed by American Software with the Commission on March 19, 2009)

(a)(20)	Press release dated June 19, 2009 titled American Software Announces Extension of Tender Offer by Three Days to Midnight on June 25, 2009 (incorporated by reference to the Form 8-K filed by American Software on June 22, 2009)

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Exhibit Number	Description
(c)(1)	Investment Banking Presentation Prepared for the Special Committee by VRA, dated April 16, 2009 (incorporated by reference to Exhibit (a)(4) of the Schedule 14D-9)

(c)(2)	Investment Banking Presentation Prepared for the Special Committee by VRA, dated April 21, 2009 (incorporated by reference to Exhibit (a)(5) of the Schedule 14D-9)

(c)(3)	Discussion Materials Prepared for the Special Committee by VRA, dated May 6, 2009 (incorporated by reference to Exhibit (a)(6) of the Schedule 14D-9)

(c)(4)	Discussion Materials Prepared for the Special Committee by VRA, dated May 12, 2009 (incorporated by reference to Exhibit (a)(7) of the Schedule 14D-9)

(c)(5)	Investment Banking Presentation Prepared for the Special Committee by VRA, dated May 14, 2009, included as Exhibit (c)(2) to Logility’s Rule 13e-3 Transaction Statement No. 5-53013 filed with the Commission on May 22, 2009 under cover of Schedule TO and incorporated herein by reference

(c)(6)	Opinion of VRA to the Special Committee of Logility (incorporated by reference to Annex B to the Schedule 14D-9)

(d)(1)	1997 Stock Plan, Amended and Restated as of August 26, 1998, included as Exhibit 4.1 to Logility’s Form S-8 Registration Statement No. 333-62531 and incorporated herein by this reference.

(d)(2)	2007 Stock Plan dated May 15, 2007, included as Exhibit 4.1 to Logility’s Registration Statement No. 333-145797 and incorporated herein by reference.

(d)(3)	Stock Option Agreement between Logility and American Software, included as Exhibit 10.8 to the S-1 Registration Statement, and incorporated herein by this reference.

(f)(1)	Article 13 of the Georgia Business Corporation Code (incorporated by reference to Schedule C to the Offer to Purchase)

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